SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 10, 2002

ENSTAR INCOME PROGRAM II-1, L.P.
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-14508   58-1628877
(Commission File Number)   (I.R.S. Employer Identification No.)

c/o Enstar Communications Corporation
12405 Powerscourt Drive, St. Louis, Missouri 63131
(Address of principal executive offices) (Zip Code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets.

On April 10, 2002, Enstar Income Program II-1, L.P. (the "Partnership") entered into an asset purchase agreement providing for the sale of all of the Partnership's Illinois cable television systems to Charter Communications Entertainment I, LLC, an affiliate of Enstar Communications Corporation (the "Corporate General Partner") and an indirect subsidiary of Charter Communications, Inc., for a total sale price of approximately $14,706,800 (the "Charter Sale"). As a pre-condition to the sale, based on approval by the limited partners, the partnership agreement was amended to allow the sale of assets to an affiliate of the Corporate General Partner. On September 23, 2002, the limited partnership units voted to approve the sale of the Partnership's Illinois cable television systems and to subsequently dissolve, terminate and liquidate the Partnership. On September 30, 2002, the asset purchase agreement closed.

The Corporate General Partner's intention is to terminate the Partnership as expeditiously as possible. After paying or providing for the payment of the expenses of the Charter Sale, the Corporate General Partner will make one or more distributions of the Partnership's allocable share of the remaining net sale proceeds, in accordance with its partnership agreement. The Partnership intends to make an initial distribution payment to its limited partners within 60 days following the Charter Sale, with balance due no later than six months. Upon its termination, the Partnership will cease to be a public entity and will no longer be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended.

Item 7. Financial Statements, ProForma Financial Information and Exhibits.

As discussed above, the Partnership no longer has any cable television systems. The Partnership's unaudited pro forma balance sheet has cash, consisting primarily of sale proceeds, as the only remaining asset. The Partnership retains all liabilities consisting of accounts payable, accrued liabilities and due to affiliates. The unaudited pro forma statement of operations consists solely of interest income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Enstar Income Program II-1, L.P.

By: <u>Enstar Communications Corporation</u>
    its General Partner

By: <u>/s/ Paul E. Martin</u>
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller
(Principal Financial Officer and Principal Accounting Officer)

Dated: September 30, 2002